

New York Stock Exchange
11 Wall Street
New York, NY  10005

September 17, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of American Tower Corporation, under the Exchange Act of 1934.

- 0.500% senior notes due 2028
- 1.000% senior notes due 2032

Sincerely,